Advisory and Equity Matters
Evans Environmental Corporation
August, 1995




1. An antidilution agreement will be implemented which provides that if Evans issues any new equity securities, Strategicas preferred stock will be convertible into the same proportion of equity ownership as outstanding prior to such new issuance. Strategicas proportion of equity ownership shall include all preferred stock, warrants and common stock (and in no event will be less than 37.7%).

2. The exercise price of warrants and conversion price of preferred stock shall be adjusted to the current market price with resets to market price, if lower, at the end of each Evans fiscal quarter.

3. At Evans option, 50% of past due advisory fees and 50% of fees for the next 26 months may be prepaid in Evans restricted common stock valued at $.075. The balance of past due fees should be paid currently.

                                                AGREED AND ACCEPTED:
                                                EVANS ENVIRONMENTAL CORPORATION



                                                By: /s/ CHARLES EVANS
                                                    ----------------------------
                                                    Charles Evans, Chairman